15045607

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 25 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68469

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Woodside Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1530 Page Mill Road, Suite 200
(No. and Street)

Palo Alto (City) CA (State) 94304 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rudy Burger 650-391-2075
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report* Independent Registered Public Accounting Firm

Wilson Markle Stuckey Hardesty & Bott, LLP
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Suite 200 (Address) Larkspur (City) CA (State) 94939-1750 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rudy Burger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Woodside Capital Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss). Operations
- [x] (d) Statement of Changes in Financial Condition. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. Review Report on Assertions of Exemption of a Non-Carrying Broker or Dealer Required by Rule 17a-5(d)(4) of the SEC

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California, County of SANTA CLARA
Subscribed and sworn to (or affirmed) before me on this 20th **day of** February, **20**15,
by RUDY BURGER,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature:

CATHY M. WONG
COMM. #2067406
Notary Public - California
Santa Clara County
My Comm. Expires June 4, 2018

WOODSIDE CAPITAL SECURITIES, LLC

Financial Statements and Supplemental Information Required by Rule 17a-5

For the year ended December 31, 2014

with Reports of Independent Registered Public Accounting Firm

WILSON MARKLE STUCKEY HARDESTY & BOTT

Certified Public Accountants

Woodside Capital Securities, LLC

Financial Statements

and
Supplemental Information Required by Rule 17a-5 under the
Securities Exchange Act of 1934

For the year ended December 31, 2014

with

Reports of Independent Registered Public Accounting Firm

Table of Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Registered Public Accounting Firm

To the Member of Woodside Capital Securities, LLC

We have audited the accompanying statement of financial condition of Woodside Capital Securities, LLC (the Company) as of December 31, 2014, and the related statements of income, changes in member's equity and cash flows for the year then ended. The financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The Supplemental Information Required by Rule 17a-5 under the Securities Exchange Act of 1934, as listed in the table of contents (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the management of the Company. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott, LLP
Larkspur, CA
February 6, 2015

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

Woodside Capital Securities, LLC
Statement of Financial Condition
As of December 31, 2014

Assets

Current assets		
Cash and cash equivalents	$	283,449
Accounts receivable		47,148
Total current assets		330,597
Total assets	$	330,597

Liabilities and Member's Equity

Current liabilities		
Accounts payable	$	1,200
Accrued expenses		13,140
Commissions payable		72,347
Total current liabilities		86,687
Member's equity		243,910
Total liabilities and member's equity	$	330,597

See accompanying notes.

Woodside Capital Securities, LLC
Statement of Income
For the year ended December 31, 2014

Revenues	
Commissions	$ 3,131,000
Research income	897,191
Interest and other income	203
Total revenues	4,028,394
Expenses	
Commissions	2,534,512
Professional fees	14,628
Regulatory fees	21,598
Other expenses	2,342
Total expenses	2,573,080
Income before income taxes	1,455,314
State income taxes	6,800
Net income	$ 1,448,514

See accompanying notes.

Woodside Capital Securities, LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2014

Balance, December 31, 2013	$ 154,185
Distributions to member	(1,358,789)
Net income	1,448,514
Balance, December 31, 2014	$ 243,910

See accompanying notes.

Woodside Capital Securities, LLC
Statement of Cash Flows
For the year ended December 31, 2014

Cash flows from operating activities	
Net income	$ 1,448,514
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease in accounts receivable	65,289
Increase in accrued expenses	2,810
Decrease in commissions payable	(895)
Decrease in distributions payable	(24,509)
Net cash provided by operating activities	1,491,209
Cash flows from financing activities	
Distributions to members	(1,358,789)
Net cash used by financing activities	(1,358,789)
Net increase in cash and cash equivalents	132,420
Cash and cash equivalents, beginning of year	151,029
Cash and cash equivalents, end of year	$ 283,449
Supplemental disclosure	
Cash paid during the year for income taxes	$ 6,800

See accompanying notes.

Woodside Capital Securities, LLC
Notes to Financial Statements
December 31, 2014

Note 1 - Summary of significant accounting policies

Basis of presentation
Woodside Capital Securities, LLC (the Company) is a single member limited liability company formed in August 2009 under the laws of the state of Delaware. In October 2010, the Company registered as a broker-dealer with the Securities Exchange Commission. The Company is a member of the Financial Industry Regulatory Authority.

The Company's activities consist principally of its role as an intermediary and advisor in merger and acquisition transactions executed in the software, hardware and life sciences marketplaces. The Company also performs market research that is sold to institutional investors. Accordingly, the Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Basis of accounting
The Company maintains its books on the accrual basis of accounting.

Revenues
Commission income consists of success fees recorded as earned pursuant to the terms of investment banking agreements.

Research income is recorded as earned when the services are provided and the fee is fixed in accordance with the terms of the research agreements.

Cash and cash equivalents
For purposes of the statement of cash flows, cash and cash equivalents consist of amounts on deposit with a commercial bank, in interest and non-interest bearing accounts, available on demand.

Allowance for uncollectible accounts receivable
The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collection. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the account is considered uncollectible and is written off against the allowance. As of December 31, 2014, the Company determined that an allowance for doubtful accounts was not necessary.

Woodside Capital Securities, LLC
Notes to Financial Statements
(continued)
December 31, 2014

Note 1 - Summary of significant accounting policies (continued)

Income taxes
The Company is treated as a single member limited liability company for all relevant jurisdictions and its taxable income and taxes paid, if any, are included in the income tax return of the member.

The Company follows accounting principles generally accepted in the United States related to the accounting for uncertainty in income taxes. Adoption of the provisions did not have any impact on the Company's accounting for unrecognized tax liabilities. Management believes that the Company has adequately addressed all tax positions and that there are no unrecorded tax liabilities. Tax years 2011 to 2014 are open for examination by the Internal Revenue Service and years 2010 to 2014 by the California Franchise Tax Board.

Use of estimates
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts and disclosures reported in these financial statements. Actual results could differ from those estimated.

Fair value
The Company uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority. Level 2 inputs consist of observable inputs other than quoted prices for identical assets. Level 3 inputs consist of unobservable inputs that reflect internal judgments and have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to

Note 1 - Basis of presentation and summary of significant accounting policies (continued)

Fair value (continued)
measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. The Company only uses Level 3 inputs when Level 1 or Level 2 inputs are not available.

Cash and cash equivalents in the accompanying statement of financial condition were measured using level 1 inputs.

Note 2 - Transactions with member

Under the terms of an expense sharing agreement, the Company receives the benefit of certain office and administrative services provided by its member. For the year ended December 31, 2014, the Company received these services at no charge.

Note 3 - Concentrations

During the year ended December 31, 2014 revenue from two clients/contracts amounted to 77 percent of total revenues.

As of December 31, 2014, and at other times during the year then ended, amounts on deposit with a commercial bank exceeded federally insured limits.

Note 4 - Subsequent events

The Company evaluated subsequent events for recognition and disclosure through January 30, 2015, the date which these financial statements were available to be issued. Management concluded that no material subsequent events have occurred since December 31, 2014 that required recognition or disclosure in such financial statements.

Woodside Capital Securities, LLC
Notes to Financial Statements
(continued)
December 31, 2014

Note 5 - Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. As of December 31, 2014, the Company had net capital of $240,649, which exceeded its required net capital by $234,870, and the ratio of aggregate indebtedness to net capital was .36 to 1.

Supplemental Information Required by Rule 17a-5 under the
Securities Exchange Act of 1934

Woodside Capital Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2014

Net Capital	
Total member's equity	$243,910
Subordinated liabilities	-
Non allowable assets	(3,261)
Net capital	$240,649
Total aggregate indebtedness	$ 86,687
Computation of Basic Net Capital Requirement	
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 5,779
Minimum dollar net capital requirement of reporting broker	$ 5,000
Net capital requirement	$ 5,779
Excess net capital	$234,870
Excess net capital after deducting the higher of 10% of aggregate indebtedness or 120% of required net capital	$231,980
Computation of aggregate indebtedness	
Aggregate indebtedness	$ 86,687
Aggregate indebtedness to net capital ratio	0.3602 to 1

Woodside Capital Securities, LLC
Reconciliation Pursuant to Rule 17a-5(d)(2)(iii)
As of December 31, 2014

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of December 31, 2014)

There is no material difference between this net capital computation and the corresponding computation included in the Company's unaudited Part IIA FOCUS Report filing.

Woodside Capital Securities, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

Woodside Capital Securities, LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

A supplementary report pursuant to Rule 17a- 5(d)(2)(ii) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WCS

Assertions of Exemption of a Non-Carrying Broker or Dealer required by Rule 17a-5(d)(4) of the Securities and Exchange Commission

January 28, 2015

Wilson Markle Stuckey Hardesty & Bott, LLP
101 Larkspur Landing Circle
Suite 200
Larkspur, CA 94939

Woodside Capital Securities, LLC (the Company) is a limited broker-dealer, offering investment banking and research services. The Company does not directly handle customer funds or securities or any other duties associated with a clearing broker or dealer. The Company is registered with the U.S. Securities and Exchange Commission (SEC) in the event a transaction with a public entity requires a broker-dealer to hold credentials with the SEC.

In accordance with Rule 17a-5 of §240 of the Securities and Exchange Act of 1934, the Company performs an annual audit and files "Report pursuant to rule 17a-5 under the securities exchange act of 1934" with the SEC. On that report the Company claims exemption to Rule 15c3-3 based on exemption k (2) (i), which is noted below.

(k) *Exemptions.*
(2) The provisions of this section shall not be applicable to a broker or dealer:
(i) Who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities *for,* or owe money or securities *to,* customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts each to be designated as "Special Account for the Exclusive Benefit of Customers of Woodside Capital Securities, LLC ".

The nature of the business of the Company qualifies the firm for this exemption. Further, management has evaluated transactions executed for the year and has verified that no customer funds have been received or distributed for securities transactions or for customer accounts and the Company does not maintain customer accounts. Therefore, the Company has met the identified exemption provisions throughout the recent fiscal year end without exception.

Sincerely,

Rudy Burger
Managing Member

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report on Assertions of Exemption of a Non-Carrying Broker or Dealer Required by Rule 17a-5(d)(4) of the Securities and Exchange Commission

Report of Independent Registered Public Accounting Firm

To the Member of Woodside Capital Securities, LLC

We have reviewed management's statements, included in the accompanying Assertions of Exemption of a Non-Carrying Broker or Dealer Required by Rule 17a-5(d)(4) of the Securities and Exchange Commission (Report), in which Woodside Capital Securities, LLC (the Company) identified the following provisions of 17 CFR §15c3-3(k) under which it claimed an exemption from 17 CFR §240.15c3-3: (2)(i) (exemption provisions) and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The management of the Company is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the compliance by the Company with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the statements of management. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott, LLP
Larkspur, CA
February 6, 2015

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

WILSON
MARKLE
STUCKEY
HARDESTY
&BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report on Applying Agreed-Upon Procedures Related to the Securities Investor Protection Corporation Assessment Reconciliation

Report of Independent Registered Public Accounting Firm

To the Member of Woodside Capital Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Form SIPC-7, "General Assessment Reconciliation" to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Woodside Capital Securities, LLC (the Company), the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA), SIPC and other regulatory agencies that rely on Rule 17a-5(e)(4) in their regulation of registered brokers and dealers, solely to assist you and the other specified parties in evaluating the compliance by the Company with the applicable instructions of Form SIPC-7. The management of the Company is responsible for the compliance by the Company with those requirements. We conducted this agreed-upon procedures engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which the parties specified in this report requested this report or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment on Form SIPC-7 with the cash disbursements records of the Company, noting no differences;
2. Compared the amounts reported on SEC Form X-17A-5 Part II for the year ended December 31, 2014, as applicable, with the amounts reported on Form SIPC-7 for the year ended December 31, 2014, noting no differences; and
3. Noted that there were no adjustments reported on Form SIPC-7.

The Company did not engage us to, and we did not conduct, an examination, the objective of which would be to express an opinion on

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that we would have reported to you.

We intend this report solely for the information and use of the parties listed above. We do not intend this report for anyone other than the specified parties and no one other than the specified parties should use this report

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott, LLP
Larkspur, CA
February 6, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*********1343********************ALL FOR AADC 940
068469 FINRA DEC
WOODSIDE CAPITAL SECURITIES LLC
1530 PAGE MILL RD STE 200
PALO ALTO CA 94304-1140

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 10,071
   B. Less payment made with SIPC-6 filed (exclude interest) (3,692)
   07/30/14
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment)
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 6,379
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 6,379
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Woodside Capital Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28 day of January, 20 15.

Managing Partner
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,028,394
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 4,028,394
2e. General Assessment @ .0025	$ 10,071 (to page 1, line 2.A.)